March 20, 2006

Via Edgar and E-Mail

Mr. James B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Integrated Healthcare Holdings, Inc. - Staff Comment letter dated January 24, 2006
Form 10-KSB for the year ended December 31, 2004
Form 10-KSB for the year ended December 31, 2004
Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005
Form 8-K/A dated March 3, 2005 filed June 8, 2005
File No. 0-23511

Dear Mr. Rosenberg:

On behalf of Integrated Healthcare Holdings, Inc. (the “Company”), we are writing to respond to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in the letter dated January 24, 2006 regarding the Company’s Form 10-KSB for the year ended December 31, 2004, Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005 and Form 8-K/A dated March 3, 2005 filed June 8, 2005.

Incorporated into our responses below are proposed amendments to the Company’s Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005 and Form 8-K/A dated March 3, 2005 filed June 8, 2005.

The numbered responses set forth below contain each of the Staff’s comments, and our responses follow below each numbered comment.

Mr. James B. Rosenberg
March 20, 2006
Page Two

Form 8-K/A filed June 8, 2005
Exhibit 99.12: Unaudited Pro Forma Condensed Consolidated Financial Statements
Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

1. Comment: You indicate in your response to previous comment six that you will amend the 2005 Forms 10-Q to eliminate the depreciation of land. However, we note that the total amount of depreciation has not changed. Please revise your 2005 Forms 10-Q to remove the depreciation of land as indicated in your response or tell us where the adjustments are presented.

Response: In response to the Staff’s comment, the Company computed the effect of adjusting its depreciation expense for the elimination of land. However, the Company also discovered offsetting adjustments to its depreciation expense related to the reduction of the useful life of certain land improvements to nine years, based on the remaining life of the Chapman land lease. The Company has determined that the net effect of these adjustments was $41,000 for the nine months ended September 30, 2005, and considers the adjustments to the 2005 Forms 10-Q to be immaterial. The Company will make these adjustments to its depreciation expense in the quarter ended December 31, 2005.

2. Comment: We acknowledge your responses to our previous comments nine and six. Pro forma adjustment eight discloses your separate company accounting for the lease that eliminates in your consolidation of PCHI under FIN 46R. Please revise your disclosure to concentrate on your property accounting on a consolidated basis. For example, discuss the estimated useful lives of the assets acquired and not the term of the lease.

Response: In response to the Staff’s comment, the Company will revise its pro forma adjustment eight in an amendment to its Form 8-K/A filed June 8, 2005 to disclose the accounting for property on a consolidated basis versus the inter-company lease substantially as follows:

(8) In connection with the sale of all of the real property of the Hospitals to PCHI, a related party entity that is affiliated with the Company through common ownership and control, the Company has consolidated the financial statements of PCHI. As a result, the Company has reflected the depreciation and amortization of the real property sold to PCHI in the accompanying unaudited pro forma condensed consolidated statement of operations. For financial reporting purposes the Company has determined to depreciate the hospital buildings over 25 years, building improvements over 9 years, equipment over 7 and 15 years, and a capital lease over its remaining term of 9 years. In addition, the Company has recorded a pro forma adjustment for the elimination of Tenet’s historical deprecation expense.

Mr. James B. Rosenberg
March 20, 2006
Page Three

Form 10-Q/A for the nine months ended September 30, 2005
Financial Statements, page 2
Condensed Consolidated Statements of Cash Flows, page 5

3. Comment: We acknowledge your responses to our previous comment 10. Please revise the caption of your financing inflow to indicate that this was a capital raising transaction and not the receipt of cash from the variable interest entity. Please revise your March 31, 2005 and June 30, 2005 Forms 10-Q/A, as appropriate.

Response: In response to the Staff’s comment, the Company will revise its 2005 Forms 10-Q to disclose the $5 million proceeds received from PCHI as “Proceeds from the sale of partnership interests in variable interest entity used for the Acquisition” in the cash flows from financing activities section of the condensed consolidated statement of cash flows.

Note 1: Summary of Significant Accounting Policies, page 6
Segment Reporting, page 12

4. Comment: Please add the disclosure provided on page 13 in response to our previous comment 11 to your March 31, 2005 and June 30, 2005 Forms 10-Q/A.

Response: In response to the Staff’s comment, the Company will revise its March 31, 2005 and June 30, 2005 Forms 10-Q/A to include the Company’s Segment Reporting disclosure in Note 1 - Summary of Significant Accounting Policies.

Note 4: Common Stock, page 15

5. Comment: We are unable to locate the additional disclosure you added in response to previous comment 14 regarding why OC-PIN did not provide the remaining $20 million in financing under the original agreement and why you had to renegotiate the terms. Please revise your disclosure or tell us where this disclosure is in your filings. In addition, please revise your disclosure to indicate why the cash OC-PIN placed in escrow was returned to them and the remaining financing not completed.

Response: In response to the Staff’s comment, the Company will revise Note 4 - Common Stock in its 2005 Forms 10-Q to disclose the Stock Purchase Agreement and related amendments. The complete proposed Note 4, as revised, is set forth below:

NOTE 4 - COMMON STOCK

Stock Purchase Agreement with OC-PIN - On January 28, 2005, the Company entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Orange County Physicians Investment Network, LLC (“OC-PIN”), a company founded by Dr. Anil V. Shah and owned by a number of physicians practicing at the acquired hospitals, pursuant to which OC-PIN committed to invest $30,000,000 in the Company for an aggregate of 108,000,000 shares of the Company’s common stock. In addition, a prior Purchase Option Agreement, dated November 16, 2004, between the Company and Dr. Anil V. Shah, was terminated. In accordance with the terms of the Stock Purchase Agreement, during the nine months ended September 30, 2005, the Company issued a total of 102,600,000 shares of its common stock in consideration of $10.1 million from OC-PIN under the Stock Purchase Agreement. The Company used the proceeds from this stock sale as part of the consideration paid to Tenet for the acquisition of the Hospitals.

Mr. James B. Rosenberg
March 20, 2006
Page Four

Under the Stock Purchase Agreement, no later than nine calendar days before the closing of the Acquisition of the hospitals (or February 28, 2005), OC-PIN was required to deliver to the Company additional funds totaling $20,000,000. Upon receipt of the $20,000,000, the Company was to issue an additional 5.4 million shares of its common stock to OC-PIN. However, OC-PIN was unable to raise the additional financing in time for the closing of the Acquisition and OC-PIN indicated that it disagreed with the Company’s interpretation of OC-PIN’s obligations under the Stock Purchase Agreement dated January 28, 2005. In order to avoid litigation, the Company agreed to extend OC-PIN’s additional $20,000,000 financing commitment, and on June 16, 2005 the Company entered into the following new agreements with OC-PIN:

• First Amendment to the Stock Purchase Agreement, dated as of June 1, 2005 (the “First Amendment”); and
• Escrow Agreement, dated as of June 1, 2005, by and among IHHI, OC-PIN and City National Bank (the “Escrow Agreement”).

The following material terms were contained in the First Amendment and Escrow Agreement:

• OC-PIN’s total stock purchase commitment under the Stock Purchase Agreement was reduced from $30 million to $25 million;
• A total of 57,250,000 shares of Company common stock previously issued to OC-PIN were required to be placed in an escrow account with City National Bank (which was completed in July 2005). OC-PIN had until September 1, 2005 to make aggregate payments of up to approximately $15,000,000 in monthly installments into the escrow account. Such portion of the escrowed shares which were fully paid were to be returned to OC-PIN and the balance was to be transferred back to the Company. See the financial impact of the shares placed into escrow at Note 10 - loss per share;
• OC-PIN agreed to reimburse the Company for certain of its additional debt financing costs incurred since March 8, 2005;
• The Company would work to complete a new borrowing transaction with its primary lender, Medical Provider Financial Corporation II; and
• Upon receipt of at least $5,000,000 of new capital under the First Amendment, the Company would call a Shareholders meeting to re-elect directors.

Under the First Amendment and the Escrow Agreement, OC-PIN deposited a total of $12,500,000 into the escrow account.

However, following receipt of such funds, there arose a disagreement between OC-PIN and the third party which provided $11,000,000 of the $12,500,000 which were deposited into the escrow account. In order to resolve this matter and to avoid potential litigation involving the Company, the Company agreed to return $11,000,000 of these funds and provide OC-PIN with a limited opportunity to provide alternative financing. Therefore, effective October 31, 2005, the Company entered into a Second Amendment to the Stock Purchase Agreement (the “Second Amendment”), pursuant to which the Company and OC-PIN issued escrow instructions to release escrowed funds as of November 2, 2005, terminate the Escrow Agreement and distribute the assets in the escrow account as follows:

Mr. James B. Rosenberg
March 20, 2006
Page Five

1. $1,500,000 of the Escrowed cash, plus a pro rata portion of the accrued interest, was delivered to the Company for payment of stock.
2. $11,000,000 of the escrowed cash, plus a pro rata portion of the accrued interest was delivered to OC-PIN.
3. 5,798,831 of the Escrowed shares of the Company’s common stock was delivered to OC-PIN.
4. 40,626,684 of the Escrowed shares of the Company’s common stock was delivered to the Company.
5. OC-PIN transferred $2,800,000 from another account to the Company and OC-PIN received 10,824,485 of the escrowed shares.
6. The Company agreed to issue to OC-PIN 5,400,000 shares of its common stock multiplied by the percentage of OC-PIN’s payment required to be made under the Stock Purchase Agreement, as amended to date, which has been made to date.
7. The Company granted OC-PIN the right to purchase up to $6,700,000 of common stock within 30 calendar days following the termination of the Company’s Default with Medical Provider at a price of $0.2586728 per share or a maximum of 25,901,447 shares of its common stock, plus interest on the purchase price at 14% per annum from September 12, 2005 through the date of closing on the funds from OC-PIN. Upon one or more closings on funds received under this section of the Second Amendment, the Company shall issue an additional portion of the 5,400,000 shares mentioned in item (6) above.

Note 5: Common Stock Warrants, page 17

6. Comment: Please refer to your response to our previous comments 15 and 16. You indicate in your response that you will account for the warrants as permanent equity however you did not demonstrate how these warrants qualify for equity treatment. Please tell us how you met each of the equity treatment criteria identified in paragraphs 12 through 32 of EITF 00-19.

Response: In response to the Staff’s comment, the Company has addressed each of the equity treatment criteria identified in paragraphs 12 through 32 of EITF 00-19 as noted below:

Par. 12 & 13. The warrants can be settled at the option of the holders by a physical or a net-share settlement. The warrant holders do not have a net-cash settlement option and the Company does not have the option to physically settle the warrants by a cash payment to the warrant holders.

Par. 14. The warrant is only exercisable into unregistered restricted shares of the Company’s common stock. This condition does not appear applicable.

Par. 15. The warrant’s net-share settlement only provides for the fair market value of the Company’s common stock to be determined based on the last reported sale price on the Nasdaq National Market or other over-the counter quotation system. This fair market value is used to determine the number of shares to be issued according to a certain defined formula as follows:

Mr. James B. Rosenberg
March 20, 2006
Page Six

X = Y (A - B) / A

X = the number of shares to be issued to the holder pursuant to the net-share settlement option
Y = the number of shares covered by the warrant
A = the fair market value of one share
B = the exercise price in effect under the warrant at the time the net-share issuance is made

The warrant does not provide the holder to determine the value of the unregistered shares using “commercially reasonable means.” This condition does not appear applicable.

Par. 16. The warrant does not have a settlement alternative that includes a penalty. This condition does not appear applicable.

Par. 17. The warrant provides physical or net-share settlement in unregistered shares only. This condition does not appear applicable.

Par. 18. The warrant does not provide for the delivery of registered shares at the inception of the transaction. This condition does not appear applicable.

Par. 19. After considering all other commitments to issue stock, the Company’s authorized and unissued shares at the classification assessment date exceeds the maximum number of shares that could be required to be delivered under either the physical or net-share settlement options of the warrants. As such, it appears that share settlement is within the control of the Company and the warrants should be classified as a permanent equity instrument.

Par. 20. Given the warrants stated formula to determine the number of shares to be issued under the net-share settlement option, the Company has the ability to determine the maximum number of shares to be delivered under the warrants.

Par. 21, 22. The warrants do not have a limit or cap on the number of shares to be delivered upon expiration or the warrants. This condition does not appear applicable.

Par. 23.  After considering all other commitments to issue stock, the Company’s authorized and unissued shares at the classification assessment date exceeds the maximum number of shares that could be required to be delivered under either the physical or net-share settlement options of the warrants. As such, it appears that share settlement is within the control of the Company and the warrants should be classified as a permanent equity instrument.

Mr. James B. Rosenberg
March 20, 2006
Page Seven

Par. 24. The Company did not have any existing derivative contracts as of September 20, 2000. This condition does not appear applicable.

Par. 25. The warrants do not provide for any cash payment to the holders in the event that the Company does not make timely filings with the SEC.

Par. 26. The warrants do not provide for any cash payments to the holders if the shares initially delivered upon settlement are subsequently sold by the holders and the sales proceeds are insufficient to provide the holders with full return of the amount due.

Par. 27. The warrant holders have the option of either a physical settlement or a net-share settlement. The warrants do not have a provision for net-cash settlement.

Par. 28. The warrants do not provide for a net-cash settlement in the event of nationalization. This condition does not appear applicable.

Par. 29, 30, 31. Prior to exercise of the warrants, the holders do not have any rights as a shareholder of the Company. The warrants do not provide for rights higher than those as a shareholder of the Company upon exercise of the warrants.

Par. 32. The warrants do not have a requirement to post collateral of any kind at any point or for any reason.

7. Comment: We acknowledge your response to our previous comment 17. Please address the following:

a. Please explain to us how you were able to determine a $0.398 per share Black-Scholes valuation with your assumed fair value of $0.50 per share when you anticipate that only 43,254,715 warrants will be exercised and the first 43 million warrants are exercisable at $0.003125 per share. We note that the Black-Scholes model results in a valuation at least equal to the intrinsic value.

b. As previously requested, please explain to us how you were able to estimate that the warrants would remain outstanding for only two years instead of their three and one-half year life. If you have no basis for assuming a two year life, please revise your Black-Scholes valuation to include the maximum life of the warrants.

Mr. James B. Rosenberg
March 20, 2006
Page Eight

c. Please revise your financial statements, MD&A and pro forma disclosures in your 2005 Forms 10-Q and the Form 8-K/A filed June 8, 2005, accordingly.

Response: The following is provided in response to the Staff’s comments:

a. The Company has adjusted the fair value of the warrants from $0.497 to $0.398 per share for potential dilution due to the significant size of the warrants compared to the outstanding common stock. In consideration of sections A38-A40 of FAS 123R, the Company determined that the market for their stock is not reasonably efficient, the market was not expecting this significant warrant grant, and the Company will not commensurately benefit from the exercise of the warrant due to the immaterial proceeds from a future exercise of the warrant. Based on these factors, the Company determined that the dilutive effect of the warrant should be reflected in estimating its fair value. The Company calculated the dilutive effect by dividing the non-dilutive fair value by 1.249, based on the maximum number of shares to be issued under the warrant of 24.9% of total outstanding shares.

The Company will revise its disclosure of the assumptions used in the Black-Scholes option pricing model to include the Company’s adjustment for potential dilution due to the significant size of the warrants compared to the outstanding common stock.

b. The Company has revised its estimate of the life of the warrant from two years to three and one-half years. This change in the assumption did not change the fair value of the warrants as computed using the Black-Scholes valuation model, primarily due to the insignificant exercise price. The Company will revise its disclosure of the assumptions used in the Black-Scholes option pricing model to change to the expected life of the warrants to three and one-half years.

c. In response to the Staff’s comment, the Company will make appropriate revisions to its financial statements, MD&A and pro forma disclosures in amendments to its 2005 Forms 10-Q and Form 8-K/A filed June 8, 2005.

8. Comment: We note your proposed restatement of warrant expense in your draft fiscal 2005 Forms 10-Q and the potential impact on your warrant valuation of the preceding comment. Please address the following regarding the restatement of your previously issued financial statements.

•	Please label the appropriate basic financial statements as “restated.”

Mr. James B. Rosenberg
March 20, 2006
Page Nine

•	Please add a note to your financial statements to provide all the information required by paragraphs 36 and 37 of APB Opinion 20.

•	Please provide a head note to your fiscal 2005 Forms 10-Q/A indicating the reason for the amendments.

•
Please revise your controls and procedures disclosure to specifically address the impact of these restatements on your evaluation of your disclosure controls and procedures. If true, please specifically indicate why you believe your disclosure controls and procedures are still effective in light of your restatements.

•
Please file currently dated management certifications with your amendment. Please refer to the requirement to file an Item 4.02 Form 8-K when previously issued financial statements can no longer be relied upon because of an error in the financial statements.

Response: In response to the Staff’s comment, the Company will amend its 2005 Forms 10-Q to reflect the restatements related to the increase in warrant expense and a reduction in provision for income taxes. The restatement of the Company’s provision for income taxes related to an error in the calculation of the gain on sale of real property to PCHI on March 8, 2005. The error was due to an overstatement of the sales proceeds received from PCHI, as a result of a reduction in the acquisition note assumed by PCHI from $50 million to $45 million. The reduction in the acquisition note occurred because Tenet Healthcare was not able to deliver a certain property, referred to as the 999 Medical Office Building, as part of the overall acquisition of its hospitals due to the failure of tenants of this building to waive a right of first refusal to allow the Company or PCHI to purchase this property.

•	The Company will label the basic financial statements of the restated 2005 Forms 10-Q as “restated.”
•	The Company will add a footnote to the 2005 Forms 10-Q as required by paragraphs 36 and 37 of APB Opinion 20.
•	The Company will provide a head note to the 2005 Forms 10-Q describing the reasons for the restatements.
•	The Company will revise its controls and procedures disclosure in its 2005 Forms 10-Q to address the impact of the restatements on its evaluation of disclosure controls and procedures.
•	The Company will file currently dated management certifications with its restated 2005 Forms 10-Q.

Mr. James B. Rosenberg
March 20, 2006
Page Ten

Note 12: Subsequent Events, page 26

9. Comment: Please revise your disclosure regarding the warrants issued in conjunction with your December 14, 2005 note payable to specifically indicate their exercise price. In addition, as it appears that a variable amount of shares of common stock may be issued under these warrants and since the holder has registration rights, it appears that liability treatment of these warrants under EITF 00-19 may be appropriate. Please demonstrate to us how these warrants qualify for either equity or liability treatment under EITF-0019. If these warrants qualify for liability treatment, please revise your MD&A to discuss the impact of this treatment on future earnings and financial position.

Response: In response to the Staff’s comment, the Company will revise its disclosure of the warrants issued in connection with the December 14, 2005 note payable to indicate an aggregate exercise price of $1.00. As defined in the promissory note, the warrants are being used as collateral for the New Note dated December 14, 2005, and any net proceeds received by the warrant holder will constitute a credit against the outstanding principal of the note. The Company has determined that the warrants qualify for liability treatment based on the following criteria identified under EITF 00-19:

Par. 12 & 13. The warrants can be settled at the option of the holders by a physical or a net-share settlement. The warrant holders do not have a net-cash settlement option and the Company does not have the option to directly settle the warrants by a cash payment to the warrant holders.

Par. 14. The warrant is exercisable into registered shares of the Company’s common stock, thus it is assumed that the Company will be required to net-cash settle the contract.

Par. 15. The warrant’s net-share settlement only provides for the fair market value of the Company’s common stock to be determined based on the last reported sale price on the Nasdaq National Market or other over-the counter quotation system. This fair market value is used to determine the number of shares to be issued according to a certain defined formula as follows:

X = Y (A - B) / A

X = the number of shares to be issued to the holder pursuant to the net-share settlement option
Y = the number of shares covered by the warrant
A = the fair market value of one share
B = the exercise price in effect under the warrant at the time the net-share issuance is made

Mr. James B. Rosenberg
March 20, 2006
Page Eleven

The warrant does not provide the holder to determine the value of the unregistered shares using “commercially reasonable means.” This condition does not appear applicable.

Par. 16. The warrant does not have a settlement alternative that includes a penalty. This condition does not appear applicable.

Par. 17. The warrant provides physical or net-share settlement in registered shares, does not specify any circumstances under which net-cash settlement would be permitted or required, and the warrant does not specify how the contract would be settled in the event that the Company is unable to deliver registered shares. The net-cash settlement is assumed if the Company is unable to deliver registered shares and the warrant should be classified as a liability because share settlement is not within the Company’s control.

Par. 18. The Company would have to file a registration statement in order to register the shares issuable under the warrant. This condition does not appear applicable.

Par. 19, 20. The number of shares issuable upon the exercise of the warrant shall be automatically adjusted to the greater of the following: (1) 26,097,561 shares of common stock, (2) shares representing 31.09% of all common stock equivalents of the Company, and (3) the fair market value of shares of common stock equal to the amount of the note of $10,700,000 that is not repaid at the maturity or default of such note plus any accrued interest, lender’s fees, costs and expenses, and attorney’s fees. Given this adjustment feature of the warrant, the Company cannot determine whether a sufficient number of authorized and unissued shares exists at the date of issuance.

Furthermore, the Company has determined that accounting and disclosure of the warrants under FAS 133 and FAS 150 is appropriate and will revise its Subsequent Event footnote in its Form 10-Q for the nine months ended September 30, 2005 as follows:

The Company has determined that it is appropriate to classify the warrant as a liability at the date of issuance in accordance with EITF No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” FAS 133 “Accounting for Derivative Instruments and Hedging Activities,” and FAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The Company will allocate the proceeds received from the Lender between the debt liability and the warrant liability based on their fair values at the date of issuance. The resulting debt discount will be amortized to interest expense over the term of the New Note. The Company will measure the warrants subsequent to the initial measurement date at fair value with changes in fair value recognized in earnings.

Mr. James B. Rosenberg
March 20, 2006
Page Twleve

As the Company is not able to determine the maximum number of shares that could be required to be issued under this warrant, share settlement of this warrant is not within control of the Company. As a result, the Company has determined that share settlement of the Warrants issued on January 27, 2005 is not within its control and will reclassify the Warrants as a liability as of December 31, 2005.

Management’s Discussion and Analysis, page 28
Critical Accounting Policies and Estimates, page 29

10. Comment: We acknowledge your response to our previous comment 18. As previously requested, for your allowance for doubtful accounts estimate please revise your 2005 Forms 10-Q to specifically disclose the historical accuracy of these critical accounting estimates and the expected likelihood of material changes in the future.

Response: In response to the Staff’s comment, the Company will amend it comments to clarify the extent of its reliance on previous owners available information for interim reporting. More recent data, which is now available, will be utilized in the Company’s filings to refine the analysis of the critical accounting estimates. The Company’s proposed disclosure will read substantially as follows:

Provision for Doubtful Accounts

Accounts receivable primarily consist of amounts due from third-party payors and patients. Our ability to collect outstanding receivables is critical to our results of operations and cash flows. We provide for an allowance against accounts receivable that could become uncollectible by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value. Our allowance is based on the aging of certain of our accounts receivables by hospital, the historical collection experience by hospital and for each type of payer and other relevant factors. The percentages applied in the calculation of the allowance are consistent with those used by Tenet.

The primary uncertainty lies with uninsured patient receivables and deductibles, co-payments or other amounts due from individual patients, which collectively represent the largest component of bad debts. Our practice is to write-down self-pay accounts receivable, including accounts related to the co-payments and deductibles due from patients with insurance, to their estimated net realizable value at the time of billing. We attempt to collect amounts due from patients, including co-payments and deductibles due from patients with insurance, at the time of service while complying with all federal and state laws and regulations, including, but not limited to, the Emergency Medical Treatment and Labor Act (“EMTALA”). Generally, as required by EMTALA, patients may not be denied emergency treatment due to inability to pay. Therefore, until the legally required medical screening examination is complete and stabilization of the patient has begun, services are performed prior to the verification of the patient’s insurance, if any. In non-emergency circumstances or for elective procedures and services, it is our policy, when appropriate, to verify insurance prior to a patient being treated.

Generally, uncollected balances are expected to be assigned to a collection agency between 90 to 120 days past due, once patient responsibility has been identified. As we did not acquire Tenet’s accounts receivable in our Acquisition on March 8, 2005, our accounts have been current up to the third quarter. Accordingly, in September 2005 we engaged a collection agency and bad debt assignments commenced. When accounts are assigned for collections by the Hospitals, the accounts are completely written off through provision for doubtful accounts. Any recoveries from collection agencies thereafter are credited to the provision as received.

Mr. James B. Rosenberg
March 20, 2006
Page Thirteen

The process of determining the allowance requires us to estimate uncollectible patient accounts that are highly uncertain and requires a high degree of judgment. It is impacted by changes in regional economic conditions, business office operations, payor mix and trends in federal or state governmental healthcare coverage. Due to our limited historical information as a result of our Acquisition occurring on March 8, 2005, the following represents our significant categories of gross patient accounts receivable as of December 31, 2005 (in thousands and unaudited):

Governmental	$16,809
Insured Patient Accounts, net of discounts	33,222
Uninsured and Self Pay Accounts	16,927
$66,958

Also as of December 31, 2005, $20 million in accounts had been written off and assigned for collection. Of the combined uninsured and self pay balances (both active accounts and bad debt write-offs) 4.4% had been collected as of December 31, 2005. The uninsured accounts category represented 78% of the allowance for uncollectible accounts and net of this portion of the allowance represented an estimated receivable of $1.4 million. Uninsured accounts are reserved at 93.2% of the balance for all aging categories. Based on collection experience through December 31,2005, we expect to collect 65% or $0.9 million of this prior to assignment. The remainder represents the expected recovery by the outside collection agency after the active balances are assigned. Until we obtain additional historical experience, this recovery is not assured.

Approximately $17 million of our accounts at December 31, 2005 are governmental accounts reserved at 100% for potential denials after 180 days.

Insured patient accounts represent 22% of the allowance for doubtful accounts as of December 31, 2005 calculated on a scale based on the age of the accounts from date of service starting at 3.3% for current accounts and progressing to 63% for accounts over 180 days. Our commercial insured accounts of $22 million have an allowance of $4 million as of December 31, 2005. The average age of these accounts from date of service to collection is 52 days. In management’s opinion this is reasonable as long as the accounts continue to be current.

A significant increase in our provision for doubtful accounts (as a percentage of revenues) would have a significant increase to our operating losses. This would adversely affect our results of operations, financial condition, liquidity and future access to capital.

* * * * *

In connection with the Company’s responses to the Staff contained herein, we hereby represent, on behalf of the Company, that:

•  the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced in this letter;

Mr. James B. Rosenberg
March 20, 2006
Page Fourteen

•  staff comments or changes to disclosure in the Company’s responses to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings referenced in this letter; and

•  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the captioned filing, please direct them to the undersigned at (213) 892-5290. Our facsimile number is (213) 892-5454.

Very truly yours,

/s/ Allen Z. Sussman
Allen Z. Sussman

cc:	Mr. Mark Brunhofer — Securities and Exchange Commission
Mr. Bruce Mogel — Integrated Healthcare Holdings, Inc.
Mr. Steven R. Blake — Integrated Healthcare Holdings, Inc.